Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-250829

Pricing Supplement to Prospectus Supplement Dated March 9, 2022

and Prospectus Dated November 20, 2020

Pricing Supplement dated November 30, 2022

(To Prospectus Supplement dated March 9, 2022

and Prospectus dated November 20, 2020)

4.900% Secured Medium-Term Notes, Series P, due December 15, 2032

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

CUSIP: 74456QCK0

Trade Date: November 30, 2022

Original Issue Date/Settlement Date: December 2, 2022

Principal Amount: $400,000,000

Price to Public: 99.935% of Principal Amount, plus accrued interest from December 2, 2022 if settlement occurs after that date

Purchase Price: 99.335% of Principal Amount

Net Proceeds to Company: $397,340,000

Interest Rate: 4.900% per annum

Initial Interest Accrual Date: December 2, 2022

Interest Payment Dates: June 15 and December 15, commencing June 15, 2023

Regular Record Dates: June 1 and December 1

Maturity Date: December 15, 2032

These Notes are DTC Eligible and will be issued in book-entry form.

Mode of Distribution:  ☒ Underwritten  ☐ Agented

☒ AmeriVet Securities, Inc. ($8,000,000)

☐ Barclays Capital Inc.

☐ BNP Paribas Securities Corp.

☐ BNY Mellon Capital Markets, LLC

☒ BofA Securities, Inc. ($25,000,000)

☐ CIBC World Markets Corp.

☒ Citigroup Global Markets Inc. ($87,000,000)

☐ Goldman Sachs & Co. LLC

☐ J.P. Morgan Securities LLC

☒ Mizuho Securities USA LLC ($87,000,000)

☐ Morgan Stanley & Co. LLC

☒ MUFG Securities Americas Inc. ($25,000,000)

☐ PNC Capital Markets LLC

☐ RBC Capital Markets, LLC

☒ Scotia Capital (USA) Inc. ($87,000,000)

☒ TD Securities (USA) LLC ($56,000,000)

☒ U.S. Bancorp Investments, Inc. ($25,000,000)

☐ Wells Fargo Securities, LLC

Redemption Provisions

The Secured Medium-Term Notes, Series P offered hereby (the “Secured Medium-Term Notes”) will be subject to redemption as described in the prospectus and prospectus supplement.

Additionally, prior to September 15, 2032 (the date that is three months prior to the Maturity Date) (the “Par Call Date”), PSE&G may redeem the Secured Medium-Term Notes at its option, in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Secured Medium-Term Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points (0.200%), less (b) interest accrued to, but excluding, the redemption date; and

(2)	100% of the principal amount of the Secured Medium-Term Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, PSE&G may redeem the Secured Medium-Term Notes in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by PSE&G in accordance with the following two paragraphs.

The Treasury Rate shall be determined by PSE&G after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, PSE&G shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, PSE&G shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, PSE&G shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, PSE&G shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Trustee shall not be responsible for any calculation of the Treasury Rate. PSE&G’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Unless PSE&G defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Secured Medium-Term Notes called for redemption.

Use of Proceeds

PSE&G expects to use the net proceeds from this offering for general corporate purposes.

No PRIIPs KID

No PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA.

No UK PRIIPs KID

No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the UK.